LIQUID MEDIA GROUP LTD.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR OF A REPORTING ISSUER

GIVEN PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:British Columbia Securities Commission

NOTICE IS HEREBY GIVEN that Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia, have resigned as auditor of the Company effective March 16, 2023, and Marcum LLP, Certified Public Accountants, of New York, NY, were appointed as auditor for the Company in their place, to hold office for the ensuing year, effective March 16, 2023.

There have been no reservations in the auditors’ reports for the two most recently completed fiscal years ended November 30, 2021 and November 30, 2020 and the subsequent interim periods through the date of dismissal nor have there been any reportable events, an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change auditors and the appointment of Marcum LLP, Certified Public Accountants, to the position of auditor was approved by the audit committee and the board of directors of the Company.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 16th day of March, 2023.

By Order of the Board of Directors of

LIQUID MEDIA GROUP LTD.

“Sheri Rempel”

Sheri Rempel,

Interim Chief Financial Officer